SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported) – **March 15, 2005**

Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan

(Exact name of Registrant as specified in its charter)

Minnesota	**1-3548**	**41-0418150**
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o ALLETE, Inc.
30 West Superior Street
Duluth, Minnesota 55802-2093
(Address of principal executive offices, including zip code)

(218) 279-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 4 – MATTERS RELATED TO ACCOUNTANTS AND FINANCIAL STATEMENTS

Item 4.01   Changes in Registrant's Certifying Accountant.

(a)   Previous Independent Registered Public Accounting Firm

On March 15, 2005, the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan (RSOP) dismissed PricewaterhouseCoopers LLP (PricewaterhouseCoopers) as its independent registered public accounting firm. ALLETE, Inc., the sponsoring employer and plan administrator of the RSOP, continues to engage PricewaterhouseCoopers as its independent registered public accounting firm. The decision to change independent registered public accounting firms was approved by the Employee Benefit Plans Committee of the RSOP.

The reports of PricewaterhouseCoopers on the financial statements of the RSOP for the years ended December 31, 2003 and 2002, did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principle.

During the years ended December 31, 2003 and 2002, and through March 15, 2005, there have been no disagreements with PricewaterhouseCoopers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers, would have caused PricewaterhouseCoopers to make reference thereto in their reports on the financial statements for such years.

During the years ended December 31, 2003 and 2002, and through March 15, 2005, there were no "reportable events," as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

A copy of the foregoing disclosures was provided to PricewaterhouseCoopers prior to the date of the filing of this report. PricewaterhouseCoopers has furnished the RSOP a copy of the letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements above. A copy of PricewaterhouseCoopers' letter, dated March 18, 2005, is filed as Exhibit 16 to this Form 8-K.

(b)   New Independent Registered Public Accounting Firm

On March 15, 2005, the RSOP engaged the professional audit services of Reilly, Penner & Benton LLP (Reilly, Penner & Benton), an independent registered public accounting firm, to audit its financial statements for the year ended December 31, 2004.

During the years ended December 31, 2003 and 2002, and through March 15, 2005, the RSOP did not consult with Reilly, Penner & Benton regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

SECTION 9 – FINANCIAL STATEMENTS AND EXHIBITS

Item 9.01   Financial Statements and Exhibits

(a)   Financial Statements of Business Acquired – Not applicable

(b)   Pro Forma Financial Information – Not applicable

(c)   Exhibits

Exhibit
Number

16   -   Letter from PricewaterhouseCoopers, dated March 18, 2005, to the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


Minnesota Power and Affiliated Companies
Retirement Savings and Stock Ownership Plan

By: ALLETE, Inc., its Plan Administrator


March 18, 2005

/s/ Deborah A. Amberg
Deborah A. Amberg
Vice President, General Counsel and Secretary

EXHIBIT INDEX

**Exhibit
Number**

16   -   Letter from PricewaterhouseCoopers, dated March 18, 2005, to the Securities and Exchange Commission.

Exhibit 16

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 1400
225 South Sixth Street
Minneapolis MN 55402
Telephone (612) 596 6000
Facsimile (612) 373 7160

March 18, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Commissioners:

We have read the statements made by the Minnesota Power and Affiliated Companies
Retirement Savings and Stock Ownership Plan (copy attached), which we understand will be
filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as
part of the Retirement Savings and Stock Ownership Plan's Form 8-K report dated March 15,
2005. We agree with the statements concerning our Firm in such Form 8-K.

Very truly yours,



PricewaterhouseCoopers LLP